                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For November 14, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

       Suite 2101 - 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X                  Form 40-F
                              ---                           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                           No  X
                        ---                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                        (Registrant)


Date: November 14, 2006                 By: /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number   Description
--------------   -----------
      1          Fourth Quarter Interim Report for period ending September 30,
                 2006

                              (IUC LOGO)
                              INTERNATIONAL URANIUM CORPORATION

                              2006 FOURTH QUARTER INTERIM REPORT
                              TWELVE MONTHS ENDED SEPTEMBER 30, 2006

REPORT TO SHAREHOLDERS
4TH QUARTER 2006
(U.S. DOLLARS)

On September 18, 2006, International Uranium Corporation ("IUC" or the "Company") announced that, subject to shareholder approvals, the Company will be merging with Denison Mines Inc. ("Denison Mines"), a Canadian uranium producer with an interest in producing and exploration assets in the Athabasca Basin region of northern Saskatchewan and exploration interests in Mongolia and Australia. Provided that shareholder approvals are obtained at the upcoming IUC and Denison shareholder meetings on November 20, the proposed merger of IUC and Denison is scheduled to be completed by December 1, 2006. The Board of Directors of IUC unanimously supports the merger.

This merger will create a new mid-tier uranium company with production focused in North America. The combined company will own the White Mesa mill in Utah and 22.5% of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The combined company's share of the licensed annual milling capacity will be at 10 million lbs U(3)O(8), to be expanded to
10.7 million lbs in 2007. The company will own outright or have an interest in three currently operating mines and five North American development projects, all of which are scheduled to commence mining prior to 2010. This merger will be a very exciting opportunity for the Company, as it will add to our production portfolio and provide access to critical milling capacity in North America.

The combined company will have a strong exploration position with large land positions in the Athabasca Basin region of Northern Saskatchewan, the United States, Mongolia and Australia. The exploration projects range from projects that are close to having resource estimates expanded or developed, through to grass roots properties. The combined exploration team will be one of the largest amongst the mid-tier uranium companies. In addition, the combined company will have further exposure to uranium exploration through equity investments in JNR Resources Inc., Energy Metals Limited of Australia and several other uranium exploration companies.

Peter Farmer, the President and Chief Executive Officer of Denison Mines Inc. will become Chief Executive Officer of the combined company, and I will become the President and Chief Operating Officer. James Anderson will be the Chief Financial Officer. Both Denison and IUC will be equally represented on the Board of the combined company, with Lukas Lundin as Chairman. The name "Denison Mines" has significant recognition in the uranium industry, and as a result IUC will be changing its name to Denison Mines Ltd.

Finally, the new company will have a strong balance sheet with over $100 million in cash and short term investments and no debt. This will enable the new company to pursue growth of its uranium production profile from its own operations and through acquisitions as well as fund an aggressive exploration program.

As outlined in the Company's third quarter financial statements, the Company has changed its fiscal year from an October 1 - September 30 fiscal year to a January 1 - December 31 fiscal year. As a result, fiscal 2006 will be 15 months long, which means that the Company is filing this fourth quarter report for the quarter ending September 30, 2006. Assuming shareholder approvals are obtained and the merger completes, the Annual Report for the year ending December 31, 2006 will be for the new company incorporating both IUC and Denison Mines as one entity.

For the fourth quarter ended September 30, 2006, IUC recorded a net loss of $3,703,510 ($0.04 per share) and a net loss of $1,974,814 ($0.02 per share) for the first twelve months of fiscal 2006, as compared to a net loss of $2,483,773 ($0.03 per share) and a net loss of $2,372,188 ($0.03 per share) for the fourth quarter and twelve months of fiscal 2005, respectively. The net loss generated during the fourth quarter of fiscal 2006 resulted primarily from a write down of a portion of the Company's properties in Mongolia, which totaled $2,312,357. This write down was due to the lack of exploration success on these properties during the 2005 and 2006 exploration programs. Many of these properties were grass roots exploration prospects that the Company had licensed in 2004 on the basis of favorable geology and radiometric anomalies. The Company aggressively evaluated these prospects in 2005 and 2006 in order to make decisions on the properties prior to the increase in license fees.

Because of the proposed merger with Denison Mines, the Company has put on hold its listing application on the American Stock Exchange. The Board of Directors of the new company will be evaluating the merits of proceeding with the application upon completion of the merger.

Market Update

On October 23rd, 2006, Cameco Corporation announced that it had experienced significant water inflow into its Cigar Lake mine. Later on that same day, Cameco announced that it was unable to contain the water inflow and was evacuating the mine and would let the mine flood. As a result of this accident, development of the Cigar Lake mine could be pushed back a number of years. This mine was due to come on stream in 2008 and ramp up over a three year period to produce 18 million lbs per year of uranium. Prior to this announcement, uranium had reached a new all time high of $56.00 per pound and $54.00 per pound U(3)O(8), on the spot and long term markets, respectively. Given that the Cigar Lake Mine would represent just under 20% of the world's production, the delay of this mine has had quite a significant impact on the uranium market. As of November 6th, the spot price had jumped $4.00 to $60.00 per pound and the long term price had moved $2.00 to $56.00 per pound U(3)O(8). Until there is a better understanding of the impact of these events on the production schedule for this mine, the uranium price could continue to escalate on the basis of the concern over supply, particularly for the time period 2008 to 2011.

Operations Update

In June, 2006 the Company announced that it was restarting its U.S. mining operations. As of the end of October, development at the Topaz mine is well underway, and mining operations at the Pandora mine have begun. Operations at the West Sunday and Sunday mines are scheduled to commence by the end of the year. The Company and its contractors have faced delays related to abnormally high rainfall, which has impacted surface work at the mines, as well as delays in obtaining necessary Mine Safety and Health Administration ("MSHA") approvals. The MSHA delays were largely due to limited resources at MSHA. A contract has been placed for ore haulage and, subject to negotiation of final terms, the Company should begin haulage of ore from the mine sites to the White Mesa Mill by the end of November. In addition to the Company's mining activity, IUC has been in discussion with several parties on potential toll milling agreements, and is in the process of finalizing an ore purchase schedule. The Company is still on plan to commence milling of conventional ore in 2008.

Permitting of the Henry Mountains Complex operations continues to proceed as planned. The permit applications are scheduled to be submitted to the State of Utah for the start of its review within the next 7 to 10 days, and the Company anticipates receiving the full operating permit in February 2007. Mining operations at the Tony M mine in the Henry Mountains Complex will begin as soon as the permits are issued.

The Company's White Mesa Mill continues to operate, processing alternate feed materials that are expected to result in the production of more than 500,000 pounds of U(3)O(8) by mid-2007. As of the end of the quarter, the Company has produced approximately 160,000 pounds of uranium as yellowcake, with another 275,000 pounds in-process. This mill run is anticipated to go well into 2007. In parallel with the mill run, modifications to and modernization of the Mill have begun in anticipation of starting up on conventional ore in early 2008. The total capital program for the mill, including the relining of Cell 4A is estimated at approximately $15 million.

In June 2006, the Utah Department of Environmental Quality issued an amendment to the Company's radioactive materials license, allowing the mill to receive and process up to 32,000 tons of alternate feed material from FMRI's Muskogee Facility located in Muskogee, Okalahoma. This represents a new source of alternate feed material for the Mill. The amendment was challenged by the Glen Canyon Group of the Utah Chapter of the Sierra Club. A hearing was held on September 8th before the Utah Radiation Control Board on standing. The issues that the Sierra Club are raising are very similar to the issues raised on several previous license amendment challenges, which were subsequently dismissed by the U.S. Nuclear Regulatory Commission. Nevertheless, the Radiation Control Board granted the Sierra Club standing to challenge the license amendment. A hearing on the merits has been scheduled for January 26, 2007. The Company will continue to defend this action.

Exploration Update

In the Athabasca Basin region of Northern Saskatchewan, Canada, the Company completed its summer drilling program at its Moore Lake project. Originally the Company and its joint venture partner, JNR Resources Inc. ("JNR") had planned to drill 17,500 metres this summer. However, due to limited drill crew availability, only 14,500 metres were completed. The program focused on the Maverick Main Zone and the 527 zone. The Company is still awaiting results from this summer's program.

In addition to the Moore Lake exploration program, IUC had extensive field programs underway on a number of its wholly owned and optioned properties in the Basin. On Cameco's Park Creek project, where the Company is incurring expenditures to earn up to a 75% interest, a ten hole, 2,742 metre drill program was completed. And, in Labrador, the Company completed a five hole drill program on the Sims Lake project. The Company is earning up to a 75% interest from Consolidated Abaddon Resources Ltd. on this project. The Company is awaiting results from both of these drill programs as well.

The Company also carried out both fixed wing and helicopter geophysical surveys on portions of its properties in the Basin, as well as regional geochemical programs. A number of anomalies have been identified on these properties, which will be followed up in subsequent programs.

This past summer, the Company carried out its largest exploration program ever undertaken in Mongolia, with over 70,000 metres of drilling. The program included work on the Gurvan Saihan Joint Venture properties in which the Company holds a 70% interest, as well as on our 100% owned properties and on the Erdene Gold properties, in which the Company has an option to earn a 65% interest. Although this year's exploration program did not identify any new sources of uranium mineralization, the Company remains very encouraged with the overall Mongolian program, and in 2007 will be moving from an exploration program to more of a development program on its existing projects.

                                   ----------

As part of the merger with Denison, Ms. Eira Thomas will be resigning from the Board of IUC. On behalf of the other board members and the employees of the Company, I would like to thank Eira for her significant contributions to the Company.

On behalf of the employees of IUC, I would like to thank you the shareholders for your support as IUC has grown. We look forward to a new horizon for the new Denison Mines Ltd.

ON BEHALF OF THE BOARD,


/s/ Ron F. Hochstein
-------------------------------------
Ron F. Hochstein,
President & CEO

November 8, 2006

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") for the twelve months ended September 30, 2006 provides a detailed analysis of the Company's business and compares its financial results with those of the same period from the previous year. This MD&A is dated as of November 8, 2006 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the twelve months ended September 30, 2006 ("2006 Period") and the Company's audited consolidated financial statements and MD&A for the fiscal year ended September 30, 2005 ("2005 Fiscal Year"). References to years only such as "2004" and "2003" represent previously reported fiscal years ending September 30 of such years. The financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Other continuous disclosure documents, including the Company's press releases, quarterly and annual reports and Annual Report on Form 20-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.

CHANGE OF YEAR END

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. For its upcoming 2006 annual report, the Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements in accordance with Canadian securities regulation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and elsewhere in the Company's quarterly report for the 2006 Period constitute "forward-looking statements". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and detailed under RISK FACTORS in the Company's most recently filed Form 20-F.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration, mining and milling activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, milling recoveries, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt and renewal of licenses, permits and approvals from governmental authorities.

OVERVIEW

The Company owns the White Mesa uranium mill (the "Mill") and several uranium and uranium/vanadium mines in the United States and is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. In June 2006, the Company re-opened a number of its U.S. mines and has commenced mining activities with mined ore to be stockpiled at the Mill for conventional ore processing starting in 2007/2008. Through its Mill, located in Utah, the Company is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals to be sold by the Company.

In September 2006, the Company announced a proposed business combination with Denison Mines Inc. ("Denison") under which all of the issued and outstanding shares of Denison would be acquired in exchange for the

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Company's shares at a ratio of 2.88 common shares of the Company for each common share of Denison. Refer to PROPOSED BUSINESS COMBINATION

PROPOSED BUSINESS COMBINATION

Pursuant to an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006, the Company and Denison Mines Inc. ("Denison") propose to effect a business combination by way of a plan of arrangement (the "Arrangement"), subject to approval by the security holders of the Company and Denison, applicable regulatory authorities and the Superior Court of Justice of Ontario. This merger will create a growth oriented and diversified uranium producer with a strong financial position of approximately Cdn$130 million in working capital as of June 30, 2006. The strength of the combined company's balance sheet will allow it to pursue a development growth strategy and fund an aggressive exploration program.

The combined company will be positioned as an intermediate North American uranium producer, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the combined company will have ownership interests in two of the four operating uranium mills in North America today. The combined company will have a strong exploration position with large land positions in the United States, Canada and Mongolia. In addition, the combined company will have further exposure to exploration through equity investments in JNR Resources Inc., Energy Metals Limited in Australia and several other exploration companies and will continue to be the manager of Uranium Participation Corporation, a company created to buy, hold and sell uranium. The combined company will also have a significant equity interest in Fortress Minerals Corp., a precious/base metal exploration company with projects in Russia, Mongolia and Nicaragua.

E. Peter Farmer will become the Chief Executive Officer of the combined company and Ron F. Hochstein will become the President and Chief Operating Officer. James R. Anderson will be the Chief Financial Officer. Both Denison and the Company will be equally represented on the board of directors of the combined company, with Lukas H. Lundin acting as Chairman of the Board.

At the closing of the Arrangement, Denison will amalgamate with a wholly-owned subsidiary of the Company and holders of Denison common shares will exchange each one of their Denison common shares for 2.88 common shares of the Company. Shareholders of the Company will continue to hold their existing common shares. The combined company will be renamed Denison Mines Ltd. and will retain a primary listing on the Toronto Stock Exchange. Existing shareholders of Denison and the Company will each, as a group, own 50.2% and 49.8%, respectively, of the combined company with approximately 176 million common shares outstanding at the completion of the merger.

An extraordinary general meeting of the Company's shareholders has been scheduled on November 20, 2006 in Toronto, Ontario to consider and, if appropriate, approve the issuance of common shares in connection with the Arrangement which is currently expected to close by December 1, 2006, subject to receipt of all requisite approvals. Refer to the notice of special meeting of shareholders and the management information circular and proxy statement mailed to the Company's shareholders in October 2006 for detailed information concerning the Arrangement.

RESULTS OF OPERATIONS

GENERAL

The Company recorded a net loss of $1,974,814 ($0.02 per share) for the 2006 Period compared with $2,372,188 ($0.03 per share) for the 2005 Fiscal Year.

Revenues totaled $1,399,657 for the 2006 Period compared with $130,816 for the 2005 Fiscal Year, an increase of $1,268,841. Expenses totaled $9,427,124 for the 2006 Period compared with $9,047,092 for the 2005 Fiscal Year, an increase of $380,032 due primarily to an increase in write-down of mineral properties and process milling expenditures, offset by decreases in mill stand-by expenditures and general and administrative expenses. As a result, loss from operations totaled $8,027,467 for the 2006 Period compared with $8,916,276 for the 2005 Fiscal Year, a decrease of $888,809. Other income and expenses totaled a net other income of $6,052,653 for the 2006 Period compared with $6,570,889 for the 2005 Fiscal Year, a decrease of $518,236.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

REVENUES

For the 2006 Period, revenues of $1,399,657 consisted primarily of process milling fees of $1,395,798 (2005 Fiscal Year: $50,479) generated through a toll milling agreement. Under this agreement, the Company completed the processing of approximately 500 tons of ore during the 2006 Period and received a gross process milling fee of $1,373,999, less a consulting fee paid to a third party of $398,432 included in process milling expenditures.

During the 2006 Period, the Company continued to receive alternate feed materials. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered at the Mill as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the Mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

During the 2006 Period, the Company received alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. The Company also received material from the Linde site, a Formerly Utilized Sites Remedial Action Program or FUSRAP site in the United States. A portion of the Linde fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. Also during the 2006 Period, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.

During the 2006 Period, the Company received 2,801 tons of alternate feed materials (2005 Fiscal Year: 2,599 tons. At September 30, 2006, approximately 47,091 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. Prior to that, the Mill was on stand-by for a 21-month period. As of September 30, 2006, there were approximately 2,413 tons of these high-grade materials at the Mill to be processed, containing approximately 283,000 pounds of uranium.

At September 30, 2006, the Company had produced approximately 160,000 pounds of uranium from these materials with a market value at September 30, 2006, of approximately $8.9 million. In view of the continued rise in uranium prices expected by the Company, it currently does not have commercial forward sales commitments for the projected uranium production and will determine the most appropriate timing for its uranium sales. The Company continues to hold approximately 65,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.

The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a U.S. Department of Energy ("DOE") alternate feed program for the Mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"). The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE and its contractor as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

PROCESS MILLING AND MILL STAND-BY EXPENDITURES

Process milling expenditures were $3,021,947 for the 2006 Period compared with $1,438,844 for the 2005 Fiscal Year, an increase of $1,583,103 as a result of the Mill startup and operation in March 2005. This increase includes the consulting fee of $398,432 paid by the Company as disclosed above under REVENUES. Mill stand-by

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

expenditures were Nil for the 2006 Period compared with $1,037,995 for the 2005 Fiscal Year, representing the pre-startup expenditures of the Mill.

Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the Mill or to maintain the Mill on stand-by.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $4,092,820 for the 2006 Period compared with $4,537,574 for the 2005 Fiscal Year, a decrease of $444,754. This decrease was primarily the result of the following changes:

a) inclusion of $750,481 of general and administrative expenses of Fortress on a consolidated basis for the 2005 Fiscal Year compared to Nil for the 2006 Period;

b) stock-based compensation expense of $6,793 for the 2006 Period compared to $948,420 for the 2005 Fiscal Year, for a decrease of $941,627;

c) offset by an increase in consulting and other fees of $248,378 for the 2006 Period relating to compliance with Section 404 of the Sarbanes-Oxley Act; and

d) offset by an increase in other public company expenses of $199,340 due to additional compliance costs.

Stock-based compensation was $280,183 for the 2006 Period (2005 Fiscal Year:
$1,179,901), of which $273,390 (2005 Fiscal Year: $231,481) is included in capitalized mineral property expenditures and $6,793 (2005 Fiscal Year:
$948,420) is included in general and administrative expense.

General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

OTHER INCOME AND EXPENSES

Other income and expenses totaled $6,052,653 for the 2006 Period compared with $6,570,889 for the 2005 Fiscal Year, a decrease of $518,236. This decrease was due primarily to a one-time gain of $2,938,678 from the sale of short-term investments and minority interest of $916,687 relating to Fortress, both during the 2005 Fiscal Year, offset by increases during the 2006 Period in gain on foreign exchange of $1,627,926 and $1,242,262 in net interest and other income.

Net interest and other income were $1,941,811 for the 2006 Period compared with $699,549 for the 2005 Fiscal Year, an increase of $1,242,262 due primarily to an increase of $1,112,184 in interest income and the recognition of $118,710 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed during the 2006 Period providing the Company with net cash proceeds of $42,241,851. Gain on foreign exchange was $2,187,526 for the 2006 Period compared with $559,600 for the 2005 Fiscal Year, an increase of $1,627,926. Foreign exchange gains are due to the effects of the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company's cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar results in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.

Dilution gain was $2,598,824 for the 2006 Period compared with $2,098,322 for the 2005 Fiscal Year, an increase of $500,502, while minority interest recovery was Nil for the 2006 Period compared with $916,687 for the 2005 Fiscal Year. Dilution gain represents the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest's proportionate share of Fortress' loss for the period since acquisition. As an offset to these increases, the Company's share in the net loss incurred by Fortress was $434,005 for the 2006 Period compared to $678,953 for the 2005 Fiscal Year reflecting the application of the equity method to account for the Company's investment in Fortress.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

MINERAL PROPERTIES

GENERAL

Capitalized mineral property expenditures were $24,915,195 at September 30, 2006 compared with $13,412,885 at September 30, 2005, a net increase of $11,502,310 during the 2006 Period. This increase consists of $9,144,120 incurred in Canada, $3,165,795 incurred in Mongolia and $1,504,752 incurred in the United States, offset by a $2,312,357 write-down of mineral properties relating to the Mongolian properties.

URANIUM EXPLORATION

During 2004, the Company acquired interests in and staked a number of uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. The Company continues to increase its land position in the Athabasca Basin region through option agreements and land staking.

During the 2005 Fiscal Year, the Company exercised its option to acquire a 75% interest in the Moore Lake Property from JNR, subject to a 2.5% net smelter return royalty. Pursuant to the exercise terms under the option agreement, the Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). The Company and JNR have entered into a 75/25 joint venture agreement for this property.

During the 2006 Period, the Company entered into the following arrangements relating to its exploration properties:

a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athasbasca Basin. These claims are subject to a 2% net smelter returns royalty;

c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

Mineral property expenditures to September 30, 2006 were incurred primarily on the Company's Canadian and Mongolian exploration properties, where the Company is undertaking extensive drilling programs augmented by geophysical and geological field programs.

Capitalized mineral property expenditures on the Moore Lake Property were $9,248,980 at September 30, 2006 compared with $6,719,079 at September 30, 2005 (September 30, 2004: $1,779,392), an increase of $2,529,901 during the 2006
Period (2005 Fiscal Year: $4,939,687) as a result of drilling and geological field programs. The remainder of the Canadian-based capitalized mineral property expenditures relate to other projects in the Athabasca Basin region, for a total of $9,212,179 at September 30, 2006 compared with $2,597,960 at September 30, 2005 (September 30, 2004: $529,786), an increase of $6,614,219 during the 2006
Period (2005 Fiscal Year: $2,068,174) as a result of land staking costs, geological field, geophysical and drilling programs.

The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Capitalized mineral property expenditures on the Gurvan Saihan Joint Venture were $1,061,007 at September 30,

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

2006 compared with $983,904 at September 30, 2005 (September 30, 2004: $35,198),
a net increase of $77,103 (2005 Fiscal Year: $948,706). During the 2006 Period, the Company incurred $2,085,121 in exploration expenditures as a result of a major drilling program. The program results for certain properties were identified to warrant no further exploration work and the Company recorded a write-down of $2,008,018 relating to these properties.

The Company also conducts uranium exploration in Mongolia on its 100% owned licenses. Capitalized mineral property expenditures for these licenses were $642,419 at September 30, 2006 compared with $238,596 at September 30, 2005 (September 30, 2004: $17,878), a net increase of $403,823 during the 2006 Period (2005 Fiscal Year: $220,718). During the 2006 Period, the Company incurred $708,162 in exploration expenditures as a result of major drilling programs. The program results for certain properties were identified to warrant no further exploration work and the Company recorded a write-down of $304,339 relating to these properties.

During 2005, the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's Mongolian uranium properties in consideration for expenditures of Cdn $6 million over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn $1.00 per share. Capitalized mineral property expenditures on these properties were $783,786 at September 30, 2006 compared with $411,274 at September 30, 2005 (September 30, 2004: Nil), an increase of $372,512 during the 2006 Period (2005 Fiscal Year: $411,274) as a result of drilling programs.

URANIUM MINING AND DEVELOPMENT

In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines. Mining activity has commenced and mined ore will be stockpiled at the Mill.

During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1 million and annual advance minimum royalty and rental payments of $60,013. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued at a value of $906,722. The remainder of the shares will be issued subject to confirmation of certain title matters. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex". During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.

Capitalized mineral property expenditures in the United States were $3,966,824 at September 30, 2006 compared with $2,462,072 at September 30, 2005 (September 30, 2004: Nil), an increase of $1,504,752 during the 2006 Period (2005 Fiscal
Year: $2,462,072) primarily as a result of development expenditures incurred on the Colorado Plateau and permitting expenditures on the Henry Mountains Complex.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the issued and outstanding common shares of Fortress at that time. The Company has since participated in two private placement financings and acquired a further 1,598,750 common shares of Fortress at a total cost of $953,491 (Cdn $1,137,750).

At September 30, 2006, the Company held 29,598,750 common shares of Fortress, representing 41.35% of its issued and outstanding common shares, with a market value of $24,363,291 (Cdn $27,230,850) based on the closing price as of that date. Subsequent to September 30, 2006, the Company purchased an additional 1,000,000 common shares of Fortress at a price of Cdn $0.90 per for a total cost of Cdn $900,000. Immediately after this transaction, the Company held 30,598,750 common shares of Fortress representing 41.58% of its issued and outstanding common shares. Since April 30, 2005, the Company has applied the equity method to account for its investment in Fortress.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY FINANCIAL RESULTS

                                                  2006        2006       2006       2006
                                                   Q4          Q3         Q2         Q1
                                              -----------   --------   --------   ---------
Total revenues                                $       580   $  2,131   $666,025   $ 730,921
Net income (loss)                              (3,703,510)   758,323    839,696     130,677
Basic and diluted earnings (loss) per share         (0.04)      0.01       0.01        0.00

                                                  2005        2005       2005        2005
                                                   Q4          Q3         Q2          Q1
                                              -----------   --------   --------   ---------
Total revenues                                $    80,337   $ 46,509   $    341   $   3,629
Net income (loss)                              (2,405,150)   449,193    292,394    (708,625)
Basic and diluted earnings (loss) per share         (0.03)      0.01       0.00       (0.01)

Refer to RESULTS OF OPERATIONS above for disclosure of the 2006 Period changes.

Variations in the results of operations for each of the quarters are primarily the result of changes in expense and other income/expense items. Results for 2006 Q4 include a write-down of mineral properties of $2,312,357. Results for 2006 Q3 include a gain on foreign exchange of $1,755,575. Results for 2006 Q2 include a dilution gain of $1,761,695 relating to the investment in Fortress.

Results for 2005 Q1 include a gain on foreign exchange of $542,543. Results for 2005 Q2 include stock-based compensation of $277,831 and write-down of mineral property of $1,869,790, offset by a gain on sale of short-term investments of $2,893,377 and minority interest of $793,372. Results for 2005 Q3 include stock-based compensation of $657,259 and equity in loss in Fortress of $122,087, offset by a dilution gain of $1,860,784. Results for 2005 Q4 include process milling expenditures of $1,431,516 and equity in loss in Fortress of $556,866.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $24,094,231 at September 30, 2006 compared with $6,111,119 at September 30, 2005, an increase of $17,983,112 during the 2006
Period. This increase was due primarily to net cash proceeds of $42,241,851 received from the issuance of common shares through private placements, offset primarily by mineral property expenditures of $11,062,311, purchases of plant and equipment of $2,667,346 and net cash used in operating activities of $8,418,826.

Working capital was $25,186,417 at September 30, 2006 compared with $4,244,274 at September 30, 2005, an increase of $20,942,143 during the 2006 Period. This increase was due primarily to the increase in cash and cash equivalents as discussed above, and increases in trade and other receivables and inventories as discussed below, offset by an increase in accounts payable and accrued liabilities.

Net cash used in operating activities was $8,418,826 during the 2006 Period compared with $4,414,006 during the 2005 Fiscal Year, an increase of $4,004,820. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the 2006 Period include increases of $1,942,505 (2005 Fiscal Year: $999,801 decrease) in trade and other receivables and $4,422,899 (2005 Fiscal Year: $2,134,254) in inventories. The increase in trade and other receivables during the 2006 Period is primarily the result of exploration expenditures incurred by the Company charged back to a joint venture partner. The increase in inventories during the 2006 Period consists primarily of process milling costs relating to the alternate feed material processing and the approximately 160,000 pounds of yellowcake produced to September 30, 2006.

Net cash used in investing activities was $15,150,587 during the 2006 Period compared with $7,497,032 during the 2005 Fiscal Year, an increase of $7,653,555. This increase was due primarily to increases of $1,749,809 in purchases of plant and equipment and $1,797,546 in expenditures on mineral properties during the 2006 Period and

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

the effects of $4,028,638 in net cash received from the sale of short-term investments during the 2005 Fiscal Year. During the 2006 Period, mineral property expenditures were $11,062,311 (2005 Fiscal Year: $9,264,765), portfolio investment purchases were $634,118 (2005 Fiscal Year: $1,259,378) and plant and equipment purchases totaled $2,667,346 (2005 Fiscal Year: $917,537). During the 2006 Period, restricted investments increased by $786,812 (2005 Fiscal Year:
$458,350) as a result of additional funding of $232,734 and interest income earned.

During the 2006 Period, the Company completed two significant equity financings for total gross proceeds of $43,702,776 (Cdn $51,587,500). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of $38,010,648 (Cdn $45,000,000). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of $5,692,128 (Cdn $6,587,500) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $42,241,851. During the 2006 Period, the Company participated in a private placement to purchase 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496) and exercised a share purchase warrant to purchase an additional 366,250 common shares at a price of Cdn $0.60 per share for a total cost of Cdn $219,750 ($195,926).

In total, these sources and uses of cash resulted in a net cash inflow of $17,983,112 during the 2006 Period compared with a net cash outflow of $5,933,836 during the 2005 Fiscal Year.

The Company's existing cash and cash equivalents balance and, to a lesser degree, its expected cash flow from its 2006 operations are sufficient to satisfy its anticipated working capital requirements, capital expenditure requirements and planned exploration programs for at least the next twelve months. Additional funding through the issuance of common shares or flow-through common shares may be pursued to fund future corporate opportunities. Flow-through common shares provide a mechanism whereby the tax benefits of certain Canadian exploration and development expenditures incurred or to be incurred by the Company are renounced or "flowed-through" to the subscribers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the 2006 Period, the Company had the following related party transactions:

a) incurred legal fees of $168,220 (2005 Fiscal Year: $77,302) with a law firm of which a partner is a director of the Company;

b) incurred management and administrative service fees of $189,190 (2005 Fiscal Year: $168,799) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At September 30, 2006, an amount of $32,209 (September 30, 2005:
     $70,238) was due to this company;

c) provided mine reclamation management and engineering support services of $3,859 (2005 Fiscal Year: $80,337) on a cost plus basis to a company with common directors. At September 30, 2006, an amount of $580 (September 30, 2005: $80,337) was due from this company; and

d) provided executive and administrative services to Fortress and charged an aggregate $112,420 (2005 Fiscal Year: $20,921) for such services. At September 30, 2006, an amount of $67,997 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

OUTSTANDING SHARE DATA

At September 30, 2006 and November 8, 2006, there were 88,472,066 common shares issued and outstanding and stock options outstanding to purchase a total of 2,158,000 common shares, for a total of 90,630,066 common shares on a fully-diluted basis.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are summarized in Note 2 of the audited consolidated financial statements of the Company for the 2005 Fiscal Year. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management's best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties inherent within them include the determination of impairment of long-lived assets, assets retirement obligations and stock-based compensation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets consist of plant and equipment, mineral properties and intangible asset. These assets are recorded at cost and, as to plant and equipment and intangible asset, depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Expenditures relating to mineral properties are capitalized at cost, less recoveries in the pre-production stage, until such time these properties are put into commercial production, sold or abandoned. Upon commencement of production, capitalized mineral property expenditures will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method.

At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. For capitalized mineral property expenditures, these factors include analysis of exploration results, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.

ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with and reviewed periodically by state regulatory requirements. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of these activities could be completed in approximately 24-30 months. During the 2006 Period, the Mill's estimated reclamation liability increased by $943,795 to $11,893,975 (2005 Fiscal Year: $331,285 increase to $10,950,180). During the
2006 Period, the estimated reclamation liability for the Company's mines increased by $36,144 to $2,020,844 (2005 Fiscal Year: unchanged at $1,984,700).
Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, and in decommissioning and reclamation alternatives. Actual costs may be significantly different from those estimated.

The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations.

STOCK-BASED COMPENSATION

Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870") which established standards for the recognition, measurement and

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the calculation of certain variables, including the volatility of the Company's stock price, requiring various estimates and assumptions to be made by management. Actual results may be significantly different from those calculated using this model.

Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

The Company adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

CHANGES IN ACCOUNTING POLICIES

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

a) CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b) CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact; and

c) CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At September 30, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income. This new standard may have a material impact on the Company's financial statements commencing in 2007.

CONTRACTUAL OBLIGATIONS

At September 30, 2006, the Company had a reclamation liability of $13,914,819, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation.

In addition, the Company's contractual obligations at September 30, 2006 are as follows:

                                         Less Than                            After
                                Total     One Year   1-3 Years   4-5 Years   5 Years
                              --------   ---------   ---------   ---------   -------
Operating lease obligations   $366,138    $45,900     $288,003    $32,235      $--

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at September 30, 2006 are $13,914,819, which are expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At September 30, 2006 and 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $13,459,253 and $12,881,972, respectively. The increase of $577,281 was due to additional collateral payments totaling $232,734 with the remaining amount from interest income earned.

Although the Mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit ("GWDP") with UDEQ, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater.

The GWDP for the Mill was finalized and implemented during the second quarter of fiscal 2005. The GWDP requires that the Mill add forty additional monitoring parameters and fifteen additional monitoring wells. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.

As mentioned in previous reports, the Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have yet to be determined and may be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

Since October 1, 2003, uranium prices have increased over 350%, from $12.20 per pound to $55.75 per pound at the end of September 2006. As of November 8, 2006, the uranium spot price had increased by an additional $4.25 to $60 per pound. As a result of the increase in the price of uranium, the Company acquired and staked Canadian uranium exploration properties in 2004 and 2005 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. In addition the Company began processing a high-grade uranium alternate feed material at the Mill. Vanadium prices are currently trading in the range of $8.00 to $9.00 per pound V2O5, off from their peak of $25.00 to $30.00 per pound reached earlier in 2005. Historical vanadium prices range from $1.20 to $6.00 per pound V2O5. Based on the strong uranium fundamentals and the vanadium market projections, in June 2006 the Company announced the recommencement of mining operations at a number of its U.S. uranium/vanadium mines. Operations at the mines began during the fourth quarter of 2006.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company. This capacity, however, is expected to run out within the next one to three years given the recommencement of the Company's U.S. mining operations. In order to provide additional tailings capacity, the Company will reline the existing tailings Cell 4A, at an estimated cost of $4.0 - $5.0 million. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.5 million, which would require an increase in the Mill's reclamation bond by that amount. The Company has submitted engineering plans to the State of Utah for review. The relining of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the next several years.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

OUTLOOK

Upon completion of the proposed merger of Denison and the Company, the new combined entity will combine the considerable operating, development and exploration expertise of the two companies and create a strong foundation for continued growth. It will have ownership interests in two of the four active uranium mills in North America and the Company's U.S. mine development programs will add to Denison's ongoing McClean Lake production. The combined entity will also have substantial mineral reserves and resources and an exploration program to provide for future growth potential.

Based on current projections, the combined entity will produce just less than one million pounds of uranium in 2006 and just less than 1.5 million pounds in 2007. Production will be primarily from Canada with further production from the U.S. alternate feed program.

The combined entity's exploration efforts will remain focused on the Athabasca Region of northern Saskatchewan with an anticipated budget of approximately Cdn$20 million in 2007. The exploration efforts in Mongolia will shift from grass roots exploration to more of a focus on development of the existing uranium resources.

The new combined entity will be well financed for its planned production expansion programs and will continue to aggressively evaluate acquisition and growth opportunities.

INTERNATIONAL URANIUM CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                     September 30,   September 30,
                                                         2006             2005
                                                     -------------   -------------
ASSETS
CURRENT
   Cash and cash equivalents                         $ 24,094,231    $  6,111,119
   Trade and other receivables                          2,508,494         565,989
   Inventories                                          7,973,729       3,323,645
   Prepaid expenses and other                             528,112         125,204
                                                     ------------    ------------
                                                       35,104,566      10,125,957
Long-term investments (Notes 2 & 3)                     8,470,414       4,938,055
Plant and equipment, net                                8,298,174       3,217,702
Mineral properties (Note 4)                            24,915,195      13,412,885
Intangible asset, net                                     562,500         625,000
Restricted investments (Note 5)                        13,459,253      12,881,972
                                                     ------------    ------------
                                                     $ 90,810,102    $ 45,201,571
                                                     ============    ============
LIABILITIES
CURRENT
   Accounts payable and accrued liabilities          $  6,023,945    $  2,092,479
   Notes payable                                           15,747          16,557
   Deferred revenue                                     3,878,457       3,772,647
                                                     ------------    ------------
                                                        9,918,149       5,881,683
Notes payable, net of current portion                      15,822          19,016
Reclamation obligations (Note 6)                       13,914,819      12,934,880
Future income tax liability                             5,496,460       1,460,897
Other long-term liability                                  99,593          99,593
                                                     ------------    ------------
                                                       29,444,843      20,396,069
                                                     ------------    ------------
SHAREHOLDERS' EQUITY
Share capital (Notes 8 & 13)
   Authorized: Unlimited number of common shares
   without par value Issued and outstanding:
   88,472,066 shares (September 30, 2005:
   81,569,066 shares)                                  94,418,952      56,145,784
Contributed surplus (Notes 9, 10 & 13)                  2,064,680       1,803,277
Deficit                                               (35,118,373)    (33,143,559)
                                                     ------------    ------------
                                                       61,365,259      24,805,502
                                                     ------------    ------------
                                                     $ 90,810,102    $ 45,201,571
                                                     ============    ============

Commitments and contingencies (Note 14)

ON BEHALF OF THE BOARD OF DIRECTORS:


/s/ Ron F. Hochstein                    /s/ William A. Rand
-------------------------------------   ----------------------------------------
Ron F. Hochstein                        William A. Rand

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                         Three Months Ended      Twelve Months    Fiscal Year
                                                           September 30,             Ended           Ended
                                                     -------------------------   September 30,   September 30,
                                                         2006          2005          2006            2005
                                                     -----------   -----------   -------------   -------------
REVENUES
Process milling                                      $        --   $        --    $ 1,395,798     $    50,479
Engineering services (Note 7)                                580        80,337          3,859          80,337
                                                     -----------   -----------    -----------     -----------
                                                             580        80,337      1,399,657         130,816
                                                     -----------   -----------    -----------     -----------
EXPENSES
Process milling expenditures                             623,867     1,399,558      3,021,947       1,438,844
Mill stand-by expenditures                                    --            --             --       1,037,995
Bad debts                                                     --            --             --          64,801
General and administrative                             1,247,368       723,770      4,092,820       4,537,574
General exploration                                           --            --             --          98,088
Write-down of mineral properties (Note 4)              2,312,357            --      2,312,357       1,869,790
                                                     -----------   -----------    -----------     -----------
                                                       4,183,592     2,123,328      9,427,124       9,047,092
                                                     -----------   -----------    -----------     -----------
Loss from operations                                  (4,183,012)   (2,042,991)    (8,027,467)     (8,916,276)

OTHER INCOME AND EXPENSES
Net interest and other income                            516,865       205,337      1,941,811         699,549
Gain (loss) on foreign exchange                          (52,829)      134,192      2,187,526         559,600
Gain (loss) on sale of land and equipment                (31,972)        2,312        (31,972)        100,450
Gain on sale of short-term investments                        --        15,459             --       2,938,678
Loss on sale of restricted investments                  (191,857)      (17,286)      (209,531)        (63,444)
Equity in loss of Fortress Minerals Corp.                (40,252)     (556,866)      (434,005)       (678,953)
Dilution gain                                            279,547       166,070      2,598,824       2,098,322
Minority interest                                             --            --             --         916,687
                                                     -----------   -----------    -----------     -----------
Loss for the period before taxes                      (3,703,510)   (2,093,773)    (1,974,814)     (2,345,387)
Future income tax expense                                     --      (390,000)            --         (26,801)
                                                     -----------   -----------    -----------     -----------
Net loss for the period                              $(3,703,510)  $(2,483,773)   $(1,974,814)    $(2,372,188)
                                                     ===========   ===========    ===========     ===========
Loss per share:
   Basic and diluted                                 $     (0.04)  $     (0.03)   $     (0.02)    $     (0.03)
                                                     ===========   ===========    ===========     ===========
Weighted-average number of shares outstanding:
   Basic and diluted                                  88,472,066    81,288,720     88,074,175      80,575,343
                                                     ===========   ===========    ===========     ===========

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Deficit
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                       Three Months Ended       Twelve Months    Fiscal Year
                                                         September 30,              Ended           Ended
                                                  ---------------------------   September 30,   September 30,
                                                      2006           2005            2006            2005
                                                  ------------   ------------   -------------   -------------
Deficit, beginning of period as
   previously reported                            $(31,414,863)  $(30,659,786)  $(33,143,559)   $(29,997,716)
Retroactive effect of change in accounting
   policy for stock-based compensation (Note 9)             --             --             --        (773,655)
                                                  ------------   ------------   ------------    ------------
Deficit, beginning of period as restated           (31,414,863)   (30,659,786)   (33,143,559)    (30,771,371)
Net loss for the period                             (3,703,510)    (2,483,773)    (1,974,814)     (2,372,188)
                                                  ------------   ------------   ------------    ------------
Deficit, end of period                            $(35,118,373)  $(33,143,559)  $(35,118,373)   $(33,143,559)
                                                  ============   ============   ============    ============

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                     Three Months Ended      Twelve Months    Fiscal Year
                                                       September 30,             Ended           Ended
                                                 -------------------------   September 30,   September 30,
                                                     2006           2005          2006            2005
                                                 -----------   -----------   -------------   -------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period                          $(3,703,510)  $(2,483,773)  $ (1,974,814)    $(2,372,188)
Items not affecting cash:
   Amortization                                       15,625        15,625         62,500          62,500
   Depreciation                                      158,988       151,632        448,872         486,405
   Bad debts                                              --            --             --          64,801
   Stock-based compensation                               --        13,330          6,793         948,420
   Write-down of mineral properties                2,312,357            --      2,312,357       1,869,790
   Gain on sale of land & equipment                       --        (5,271)            --        (100,450)
   Gain on sale of short-term investments                 --       (15,459)            --      (2,938,678)
   Loss on sale of restricted investments            191,857        17,286        209,531          63,444
   Equity in loss of Fortress Minerals Corp.          40,252       556,866        434,005         678,953
   Dilution gain                                    (279,547)     (166,070)    (2,598,824)     (2,098,322)
   Minority interest                                      --            --             --        (916,687)
   Future income tax expense                              --       390,000             --          26,801
Changes in non-cash working capital items:
   Decrease (increase) in trade and other
      receivables                                   (290,226)      (89,523)    (1,942,505)        999,801
   Increase in inventories                        (1,183,437)     (304,309)    (4,422,899)     (2,134,254)
   Decrease (increase) in other current assets      (346,138)      110,345       (402,908)        282,834
   Increase (decrease) in accounts payable
      and accrued liabilities                       (105,232)     (470,143)      (656,744)        115,484
   Increase in reclamation obligations                    --            --             --         331,285
   Increase in deferred revenue                           --            --        105,810         216,055
                                                 -----------   -----------   ------------     -----------
Net cash used in operating activities             (3,189,011)   (2,279,464)    (8,418,826)     (4,414,006)
                                                 -----------   -----------   ------------     -----------
INVESTING ACTIVITIES
Purchase of portfolio investments                         --      (165,098)      (634,118)     (1,259,378)
Net proceeds from Fortress                                --       454,297             --         273,910
Purchase of plant and equipment                   (1,902,932)     (170,026)    (2,667,346)       (917,537)
Proceeds from sale of short-term investments              --        15,459             --       4,028,638
Proceeds from sale of land and equipment                  --            --             --         100,450
Expenditures on mineral properties                (3,002,956)   (3,402,375)   (11,062,311)     (9,264,765)
Increase in restricted investments                  (405,170)     (117,693)      (786,812)       (458,350)
                                                 -----------   -----------   ------------     -----------
Net cash used in investing activities             (5,311,058)   (3,385,436)   (15,150,587)     (7,497,032)
                                                 -----------   -----------   ------------     -----------
FINANCING ACTIVITIES
Decrease in notes payable                            (17,801)       (3,968)        (4,004)        (15,479)
Issuance of common shares for:
   Private placements                                     --       199,364     42,241,851       5,574,316
   Exercise of stock options                              --       141,120         48,100         418,365
Subscription for Fortress common shares             (195,926)           --       (733,422)             --
                                                 -----------   -----------   ------------     -----------
Net cash provided by (used in) financing
   activities                                       (213,727)      336,516     41,552,525       5,977,202
                                                 -----------   -----------   ------------     -----------
Net increase (decrease) in cash and cash
   equivalents                                    (8,713,796)   (5,328,384)    17,983,112      (5,933,836)
Cash and cash equivalents, beginning of period    32,808,027    11,439,503      6,111,119      12,044,955
                                                 -----------   -----------   ------------     -----------
Cash and cash equivalents, end of period         $24,094,231   $ 6,111,119   $ 24,094,231     $ 6,111,119
                                                 ===========   ===========   ============     ===========

Supplemental cash flow information (Note 12)

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

1.   BASIS OF PRESENTATION AND CHANGE OF YEAR END

     These unaudited interim consolidated financial statements of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial statements. As a result, they do not conform in all respects with the disclosure requirements for annual financial statements under Canadian GAAP, and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005 ("2005 Fiscal Year").

     In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. For its upcoming 2006 annual report, the Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements in accordance with Canadian securities regulation.

     All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the twelve months ended September 30, 2006 have been stated utilizing the same accounting policies and methods of application as the Company's audited consolidated financial statements for the 2005 Fiscal Year.

2.   LONG-TERM INVESTMENTS

                                                     September 30,   September 30,
                                                          2006            2005
                                                     -------------   -------------
Portfolio investments                                  $2,785,717      $2,151,599
Investment in Fortress Minerals Corp. (Note 3)          5,684,697       2,786,456
                                                       ----------      ----------
                                                       $8,470,414      $4,938,055
                                                       ==========      ==========

     At September 30, 2006, portfolio investments consist of common shares of four publicly-traded companies acquired by the Company at a cost of $2,785,717 (September 30, 2005: $2,151,599), with an aggregate market value of $12,576,862 (September 30, 2005: $7,105,564). During the twelve months ended September 30, 2006, the Company acquired additional equity interests at a cost of $634,118 through the exercise of share purchase warrants. At September 30, 2006, the Company held share purchase warrants to acquire additional equity interests in one of the companies for a total subscription price of Cdn $201,739 ($180,495).

3.   INVESTMENT IN FORTRESS MINERALS CORP.

     At September 30, 2006, the Company held 29,598,750 common shares (September 30, 2005: 28,732,500 common shares) of Fortress Minerals Corp. ("Fortress"), representing 41.35% (September 30, 2005: 44.39%) of its issued and outstanding common shares. During the twelve months ended September 30, 2006, the Company participated in a private placement to purchase 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496) and exercised a share purchase warrant to purchase an additional 366,250 common shares at a price of Cdn $0.60 per share for a total cost of Cdn $219,750 ($195,926). Refer to Note 15

     Through this investment, the Company is deemed to have significant influence over Fortress for accounting purposes. Accordingly, the Company applies the equity method to account for its investment in Fortress.

4.   MINERAL PROPERTIES

     At September 30, 2006 and 2005, mineral properties are comprised of exploration properties located in Canada and Mongolia, and uranium/vanadium mines and properties in the United States. Capitalized mineral property costs relating to the mines were previously written-off and charged to the results of operations during 1999.

     During the twelve months ended September 30, 2006, the Company commenced mining activities through the re-opening of its uranium/vanadium mines in the United States. The Company's mineral property interests are held directly or through option or joint venture agreements.

     A summary of mineral property expenditures is presented below:

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

4.   MINERAL PROPERTIES (continued)

                                                             Twelve Months Ended September 30, 2006
                                                     ------------------------------------------------------
                                                      Beginning                                    Ending
                                                       Balance     Expenditures   Write-Downs     Balance
                                                     -----------   ------------   -----------   -----------
Canadian uranium properties:
   Moore Lake Joint Venture                          $ 6,719,079    $ 2,529,901   $        --   $ 9,248,980
   Other                                               2,597,960      6,614,219            --     9,212,179

Mongolian uranium properties:
   Gurvan Saihan Joint Venture                           983,904      2,085,121    (2,008,018)    1,061,007
   Other                                                 649,870      1,080,674      (304,339)    1,426,205
U.S. uranium/vanadium mines                            2,462,072      1,504,752            --     3,966,824
                                                     -----------    -----------   -----------   -----------
                                                     $13,412,885    $13,814,667   $(2,312,357)  $24,915,195
                                                     ===========    ===========   ===========   ===========

                                                        Fiscal Year Ended September 30, 2005
                                                     -----------------------------------------
                                                      Beginning                       Ending
                                                       Balance    Expenditures       Balance
                                                     ----------   ------------     -----------
Canadian uranium properties:
   Moore Lake                                        $1,779,392   $ 4,939,687      $ 6,719,079
   Other                                                529,786     2,068,174        2,597,960

Mongolian uranium properties:
   Gurvan Saihan Joint Venture                           35,198       948,706          983,904
   Other                                                 17,878       631,992          649,870
U.S. uranium/vanadium mines on standby                       --     2,462,072        2,462,072
Mongolian precious/base metal properties (Note 3)     3,809,009    (3,809,009)(1)           --
                                                     ----------   -----------      -----------
                                                     $6,171,263   $ 7,241,622      $13,412,885
                                                     ==========   ===========      ===========

(1) At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties were excluded from mineral properties as reported on the Company's consolidated balance sheet.

     During the twelve months ended September 30, 2006, the Company entered into the following arrangements relating to its exploration properties:

     a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

     b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athabasca Basin. These claims are subject to a 2% net smelter returns royalty;

     c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

     d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

     During the twelve months ended September 30, 2006, the Company recorded a write-down of mineral properties totaling $2,312,357 relating to its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006. During the 2005 Fiscal Year, the Company recorded a write-down of mineral property of $1,869,790 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

5.   RESTRICTED INVESTMENTS

     The Company has cash and cash equivalents and fixed-income securities on deposit to collateralize its reclamation and certain other obligations (Note 6).

                                                     September 30,   September 30,
                                                          2006            2005
                                                     -------------   -------------
Cash and cash equivalents                             $ 1,117,938     $ 2,573,336
Fixed income securities                                12,341,315      10,308,636
                                                      -----------     -----------
                                                      $13,459,253     $12,881,972
                                                      ===========     ===========

6.   RECLAMATION OBLIGATIONS

     The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Company's White Mesa Mill (the "Mill") and mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities. In the case of the Mill, the cost estimates are reviewed and adjusted annually by the Company to reflect the estimated costs of reclamation and reviewed by the State of Utah Department of Environmental Quality. During the twelve months ended September 30, 2006, additional reclamation liability of $943,795 relating to the Mill was recorded.

                                                     Twelve Months    Fiscal Year
                                                         Ended           Ended
                                                     September 30,   September 30,
                                                          2006            2005
                                                     -------------   -------------
Reclamation obligations, beginning of period          $12,934,880     $12,603,595
Additions to liabilities                                  979,939         331,285
                                                      -----------     -----------
Reclamation obligations, end of period                $13,914,819     $12,934,880
                                                      ===========     ===========

     Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Although the reclamation obligations recognized represent the fair value of such obligations, elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be materially different from those estimated.

     The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities (Note 5).

7.   RELATED PARTY TRANSACTIONS

     During the twelve months ended September 30, 2006, the Company had the following related party transactions:

     a) incurred legal fees of $168,220 (2005 Fiscal Year: $77,302) with a law firm of which a partner is a director of the Company;

     b) incurred management and administrative service fees of $189,190 (2005 Fiscal Year: $168,799) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At September 30, 2006, an amount of $32,209 (September 30, 2005: $70,238) was due to this company;

     c) provided mine reclamation management and engineering support services of $3,859 (2005 Fiscal Year: $80,337) on a cost plus basis to a company with common directors. At September 30, 2006, an amount of $580 (September 30, 2005: $80,337) was due from this company; and

     d) provided executive and administrative services to Fortress and charged an aggregate $112,420 (2005 Fiscal Year: $20,921) for such services. At September 30, 2006, an amount of $67,997 (September 30, 2005:
          $28,696) was due from Fortress relating to this agreement.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

8.   SHARE CAPITAL

     a)   Authorized: Unlimited number of common shares without par value

     b)   Issued and Outstanding:

                                                       Number of
                                                     Common Shares      Amount
                                                     -------------   -----------
Balance at September 30, 2004                          79,635,066    $50,305,480
Issued for cash:
   Flow-through  private  placement,  net of issue
      costs of $227,470 (c)                             1,000,000      5,574,316
   Exercise of stock options                              787,000        418,365
Issued for mineral property acquisition (d)               147,000        906,722
Fair value of stock options exercised                          --        374,997
Renunciation effects of flow-through private
   placements                                                  --     (1,434,096)
                                                       ----------    -----------
                                                        1,934,000      5,840,304
                                                       ----------    -----------
Balance at September 30, 2005                          81,569,066    $56,145,784
                                                       ----------    -----------

Issued for cash:
   Private placement, net of issue costs of
      $1,230,168 (c)                                    6,000,000     36,780,480
   Flow-through  private  placement,  net of issue
      costs of $230,757 (c)                               850,000      5,461,371
   Exercise of stock options                               53,000         48,100
Fair value of stock options exercised                          --         18,780
Renunciation effects of flow-through private
   placements (c)                                              --     (4,035,563)
                                                       ----------    -----------
                                                        6,903,000     38,273,168
                                                       ----------    -----------
Balance at September 30, 2006                          88,472,066    $94,418,952
                                                       ==========    ===========

     c)   Private Placements

          In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128). Share issue costs comprised of related expenses and finders' fees totaling $230,757 were incurred, resulting in net proceeds of $5,461,371 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

          In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). Share issue costs comprised of related expenses and finders' fees totaling $1,230,168 were incurred, resulting in net proceeds of $36,780,480 from the private placement.

          In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of Cdn $7.00 per share for gross proceeds of Cdn $7,000,000 ($5,801,786). Share issue costs comprised of related expenses and finders' fees totaling $227,470 were incurred, resulting in net proceeds of $5,574,316 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

          The effects of the foregone tax benefits to the Company of the flow-through financings, upon renunciation, have been recorded as additional share issue costs totaling $4,035,563.

     d)   Mineral Property

          In September 2005, the Company issued 147,000 common shares at a price of Cdn $7.35 per share for a total value of Cdn $1,080,450 ($906,722) as part of the acquisition of a U.S. uranium property.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.   STOCK OPTIONS

     At September 30, 2006, the Company had a stock-based compensation plan reserving for issuance a maximum of 10,700,000 common shares of the Company, as amended periodically by shareholder approval (the "Plan"), and had remaining 3,542,000 common shares available for issuance under the Plan.

     The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options are granted at the discretion of the Company's board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company's shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately one year.

     A continuity summary of the stock options granted under the Plan is presented below:

                                            Twelve Months Ended      Fiscal Year Ended
                                               September 30,           September 30,
                                                    2006                    2005
                                           ---------------------   ---------------------
                                                       Weighted-               Weighted-
                                                        Average                 Average
                                                       Exercise                 Exercise
                                           Number of   Price per   Number of   Price per
                                            Common       Share       Common      Share
                                            Shares      (Cdn $)      Shares     (Cdn $)
                                           ---------   ---------   ---------   ---------
Balance outstanding, beginning of period   1,863,000     $2.62     1,940,000     $0.85
Granted                                      348,000      5.52       710,000      5.28
Exercised                                    (53,000)     1.01      (787,000)     0.65
                                           ---------     -----     ---------     -----
Balance outstanding, end of period         2,158,000     $3.13     1,863,000     $2.62
                                           =========     =====     =========     =====
Exercisable, end of period                 1,969,000     $2.90     1,863,000     $2.62
                                           =========     =====     =========     =====

     A summary of stock options outstanding and exercisable at September 30, 2006 is presented below:

                                       Weighted-
                                        Average           Average
                Range of Exercise   Exercise Price       Remaining
  Number of      Prices per Share      per Share     Contractual Life
Common Shares        (Cdn $)            (Cdn $)           (Years)
-------------   -----------------   --------------   ----------------
  1,110,000           $1.01              $1.01             0.16
    958,000       $4.27 to $5.88         $5.17             1.87
     90,000           $7.53              $7.53             1.94
  ---------                              -----             ----
  2,158,000                              $3.13             0.99
  =========                              =====             ====

     Outstanding options expire between November 2006 and August 2009.

     During the 2005 Fiscal Year, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.   STOCK OPTIONS (continued)

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              Twelve Months    Fiscal Year
                                                                  Ended           Ended
                                                              September 30,   September 30,
                                                                   2006            2005
                                                              -------------   -------------
Risk-free interest rate                                            3.99%           2.90%
Expected stock price volatility                                      61%             87%
Expected life                                                    2 years         2 years
Expected dividend yield                                              --              --
Weighted-average fair value per share under options granted       $1.71           $1.66

     During the twelve months ended September 30, 2006, stock-based compensation totaled $280,183 of which $273,390 has been included in capitalized mineral property expenditures related to optionees directly involved with the Company's mineral properties. The remaining $6,793 was recorded and included in general and administrative expenses.

     During the 2005 Fiscal Year, stock-based compensation totaled $1,179,901 of which $231,481 has been included in capitalized mineral property expenditures related to optionees directly involved with the Company's mineral properties. The remaining $948,420 was recorded and included in general and administrative expenses.

     The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2006, the Company had an additional $316,126 (September 30, 2005: Nil) in stock-based compensation expense to be recognized periodically to November 2007.

10.  CONTRIBUTED SURPLUS

     A continuity summary of contributed surplus is presented below:

                                                    Twelve Months    Fiscal Year
                                                        Ended           Ended
                                                    September 30,   September 30,
                                                         2006            2005
                                                    -------------   -------------
Balance, beginning of period                         $1,803,277      $  224,718

Retroactive effect of change in accounting policy
   for stock-based compensation                              --         773,655
Stock-based compensation as a result of
   stock options granted                                280,183       1,179,901
Value of stock options transferred to share
   capital upon exercise of stock options               (18,780)       (374,997)
                                                     ----------      ----------
Balance, end of period                               $2,064,680      $1,803,277
                                                     ==========      ==========

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

11.  SEGMENTED INFORMATION

     a)   Geographic Information


                         Three Months Ended      Twelve Months    Fiscal Year
                           September 30,             Ended           Ended
                     -------------------------   September 30,   September 30,
                         2006          2005           2006            2005
                     -----------   -----------   -------------   -------------
Revenue:
   United States     $       580   $    80,337   $ 1,399,657      $   130,816
                     ===========   ===========   ===========      ===========

Net income (loss):
   Canada            $  (246,604)  $  (840,591)  $ 2,991,749      $(1,885,528)
   United States      (1,136,907)   (1,450,957)   (2,641,858)        (378,944)
   Mongolia           (2,319,999)     (192,225)   (2,324,705)        (107,716)
                     -----------   -----------   -----------      -----------
                     $(3,703,510)  $(2,483,773)  $(1,974,814)     $(2,372,188)
                     ===========   ===========   ===========      ===========

                   September 30,   September 30,
                        2006            2005
                   -------------   -------------
Total assets:
   Canada           $53,687,825     $20,883,541
   United States     34,740,418      22,784,085
   Mongolia           2,381,859       1,533,945
                    -----------     -----------
                    $90,810,102     $45,201,571
                    ===========     ===========

     b)   Major Customers

          The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During the twelve months ended September 30, 2006, process milling customers accounted for approximately 99% (2005 Fiscal Year: 39%) of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

12.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                            Three Months Ended     Twelve Months    Fiscal Year
                                                              September 30,            Ended           Ended
                                                          ---------------------    September 30,   September 30,
                                                             2006        2005          2006             2005
                                                          ----------   --------   --------------   -------------
Non-cash operating, investing and financing activities:
   Accounts payable accruals included in
      inventories, mineral properties and
      plant and equipment                                 $4,588,210   $     --     $4,588,210        $     --
   Issuance of common shares issued for
      mineral property                                            --    906,722             --         906,722
   Stock-based compensation capitalized
      as mineral property expenditures                            --    231,481        273,390         231,481
Cash received for interest                                   484,938    182,814      1,705,374         676,206

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Twelve Months Ended September 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

13.  PROPOSED BUSINESS COMBINATION WITH DENISON MINES INC.

     Pursuant to an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006, the Company and Denison Mines Inc. ("Denison") propose to effect a business combination by way of a plan of arrangement (the "Arrangement"), subject to approval by the security holders of the Company and Denison, applicable regulatory authorities and the Superior Court of Justice of Ontario. The Company proposes to acquire all of the issued and outstanding shares of Denison in exchange for the Company's shares at a ratio of 2.88 common shares of the Company for each common share of Denison. Upon completion, existing shareholders of the Company and Denison will each, as a group, own 50.2% and 49.8%, respectively, of the combined company with approximately 176 million common shares issued and outstanding excluding the exercise of outstanding stock options and warrants. It is proposed that the combined company will change its name to Denison Mines Ltd. immediately following the Arrangement.

     An extraordinary general meeting of the Company's shareholders has been scheduled on November 20, 2006 to consider, and if appropriate, approve the issuance of common shares in connection with the Arrangement and other resolutions relating to and/or conditional upon the completion of the Arrangement including proposed amendments to the Company's stock-based compensation plan (the "Plan"). The Company is seeking to amend the Plan, in part, to provide for the granting of stock options up to 10% of the issued and outstanding common shares from time to time, subject to a maximum of 20 million common shares.

14.  COMMITMENTS AND CONTINGENCIES

     The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

     The Company has committed to payments under operating leases for the rental of office space and office equipment for both the Denver and Saskatoon offices which expire from May 31, 2008 to July 31, 2010. The future minimum lease payments are as follows:

Fiscal Year
-----------
2006          $ 45,900
2007           138,683
2008           105,629
2009            43,691
2010            32,235

15.  SUBSEQUENT EVENT

     In October 2006, the Company purchased an additional 1,000,000 common shares of Fortress at a price of Cdn $0.90 per share for a total cost of Cdn $900,000. Immediately after this transaction, the Company held 30,598,750 common shares of Fortress representing 41.58% of its issued and outstanding common shares.